EXHIBIT 99.1

Canadian Malartic Mine Initiates Construction of Underground Portal and Ramp

MONTREAL, July 30, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to report the initiation of construction of a portal to access the underground resources at the Canadian Malartic Mine (“Canadian Malartic Underground”). Construction of the portal is expected to commence in August, and construction of the ramp is expected to commence in the fourth quarter.

Sean Roosen, Chair and Chief Executive Officer of the Company declared: “We are extremely pleased to see the advancement of the Partnership’s vision to explore and develop the underground resources on the Malartic Property. The geological endowment of this project continues to deliver for the partners and Osisko. We believe that Canadian Malartic Underground is well on the way to becoming another cornerstone asset for Osisko and we are keen to see the results of the aggressive exploration campaign on East Gouldie and the forthcoming development of the portal and ramp.”

Agnico Eagle Mines Limited and Yamana Gold Inc., the operators of the Canadian Malartic Mine (the “Partnership”) have defined 830,000 ounces of indicated gold resources (11.9 million tonnes grading 2.16 g/t gold) and 9,600,000 ounces of inferred gold resources (127.7 million tonnes grading 2.34 g/t gold) for Canadian Malartic Underground (see press release from Agnico Eagle Mines Limited dated February 13, 2020 titled “Agnico Eagle Reports Fourth Quarter and Full Year 2019 Results”). These resources are distributed between several zones that occur directly beneath the existing pits and to the east and southeast including the East Malartic, Sladen, Sheehan, Odyssey North, Odyssey South, Odyssey Jupiter and East Gouldie zones (see Figure 1 below). Osisko has a 5% royalty over the East Gouldie resources and either 3% or 5% on the remainder of the resources described herein. The resources occur between surface and a depth of over 1,900 metres (see Figure 2 below). The Partnership has “now authorized the construction of surface infrastructure and an exploration ramp into Odyssey and East Malartic, with the purpose of eventually mining their respective upper zones and providing further exploration access to allow drilling in tighter spacing to continue studies to a greater detail. The new ramp will also provide the ability to carry out bulk sampling of up to 40,000 tonnes of ore.” (see press release from Yamana Gold Inc. dated July 23, 2020 titled “Yamana Gold Reports Second Quarter 2020 Financial Results”).

The Partnership also announced that it has increased the exploration budget from C$25 million to C$30 million due to positive exploration drill results. The main focus of exploration during the second quarter was to provide support for an aggressive infill drill program at East Gouldie, with 10 diamond drill rigs operating to define and expand underground mineral resources.

Figure 1: https://www.globenewswire.com/NewsRoom/AttachmentNg/775cc4d7-ae89-46f1-b537-15766638d112

Figure 2: https://www.globenewswire.com/NewsRoom/AttachmentNg/37c8f433-861d-467a-8616-8a4005292417

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Director of Mineral Resources Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These mineral resources described herein are not mineral reserves as they do not have demonstrated economic viability. Resources are exclusive from reserves. Inferred resources are too speculative geologically to have the economic considerations applied to them. For more technical details, please refer to Agnico Eagle’s press release dated February 13, 2020 and titled “Agnico Eagle Reports Fourth Quarter and Full Year 2019 Results”.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 14.7% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and an 18.3% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws including statements that involve predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events or performance. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business; Such risks and uncertainties include, among others, risks relating to the ability of development and exploration activities carried out by the Partnership (including expected drill results) to accurately predict mineralization; errors in the Partnership’s geological modelling; the ability of the Partnership to complete further development exploration activities, including construction of a portal to access the underground resources and exploration drilling activities.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.